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SEC
Mail Processing
Section

FEB 27 2017

Washington DC
416

17004556

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68611

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SpareBank 1 Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2901 South Bayshore Drive, Suite 1E

(No. and Street)

Miami	Florida	33133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

305-444-3598

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP

(Name – *if individual, state last, first, middle name*)

805 Third Ave, 14th floor	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BS

OATH OR AFFIRMATION

I, Robert Lau, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SpareBank 1 Capital Markets, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert Lau
Signature

President + CEO
Title

See attached notarial certificate.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of SAN DIEGO }

On 02-24-2017 before me, DANIEL TEIXEIRA NOTARY PUBLIC,
(Here insert name and title of the officer)

personally appeared ROBERT LAU,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

DANIEL TEIXEIRA
Commission No. 2126492
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
Commission Expires September 12, 2019

Notary Public Signature (Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

ANNUAL AUDITED REPORT
(Title or description of attached document)

OATH OR AFFIRMATION
(Title or description of attached document continued)

Number of Pages 2 Document Date 2-24-17

CAPACITY CLAIMED BY THE SIGNER
☐ Individual (s)
☐ ~~Corporate Officer~~

(Title)

☐ Partner(s)
☐ Attorney-in-Fact
☐ Trustee(s)
☐ Other

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they~~, is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

CONTENTS

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of
SpareBank 1 Capital Markets, Inc.
Miami, Florida

We have audited the accompanying financial statements of SpareBank 1 Capital Markets, Inc., which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations and stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. SpareBank 1 Capital Markets, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of SpareBank 1 Capital Markets, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of SpareBank 1 Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of SpareBank 1 Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

New York, New York
February 21, 2017

SPAREBANK 1 CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash	$	361,481
Cash - segregation in compliance with federal regulations		100,000
Current assets		461,481
TOTAL ASSETS	$	461,481

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued Income Taxes	$	1,732
Current Liabilities		1,732
Common Stock - no par value		
1,000 authorized, 1,000 shares issued and outstanding	$	565,612
Accumulated Deficit		(105,863)
TOTAL STOCKHOLDERS' EQUITY		459,749
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	461,481

See accompanying notes to financial statements.

SPAREBANK 1 CAPITAL MARKETS, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2016

REVENUES:		
Services Income - related party	$	299,960
TOTAL REVENUES		299,960
EXPENSES:		
Payroll and employee benefits		252,207
Regulatory fees, business licenses and permits		14,543
Communication costs		7,500
Rent		3,618
Office expenses		5,478
Subscriptions		2,073
Other expenses		2,994
TOTAL EXPENSES		288,413
NET INCOME FROM OPERATIONS BEFORE INCOME TAXES		11,547
Income Tax Expense		1,732
NET INCOME	$	9,815

See accompanying notes to financial statements.

SPAREBANK 1 CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2016

	Common Stock				Accumulated		Stockholders'
	Shares		Amount		Deficit		Equity
Balance at December 31, 2015	1,000	$	565,612	$	(115,678)	$	449,934
Net Income					9,815		9,815
Balance at December 31, 2016	1,000	$	565,612	$	(105,863)	$	459,749

See accompanying notes to financial statements.

SPAREBANK 1 CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	9,815
Adjustments to reconcile net income to net cash provided by operating activities:		
Accrued Income Taxes		(516)
Net Cash Provided by Operating Activities		9,299
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES:		-
NET INCREASE IN CASH		9,299
CASH AT BEGINNING OF YEAR		452,182
CASH AT END OF YEAR	$	461,481

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During the Year:		
Interest	$	-
Taxes	$	2,248

See accompanying notes to financial statements.

SpareBank 1 Capital Markets, Inc.
Notes to Financial Statements
Year Ended December 31, 2016

(1) Organization

SpareBank 1 Capital Markets, Inc. ("the Company") is a wholly owned entity of Magellan Global Corporation, the "Parent Company", which is wholly owned subsidiary of SPAREBANK 1 MARKETS AS, a Norwegian entity. The Company was founded in 2010.

SpareBank 1 Capital Markets, Inc. is a member of FINRA and SIPC

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $ 250,000.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, other receivables, accounts payable and accrued expenses approximate their fair values based on the short-term maturity of these instruments. The carrying amounts of debt were also estimated to approximate fair value.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by

market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(d) Income Taxes

Income taxes are recognized under the respective graduated income tax rates. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The difference in between the federal income tax rate of 34% and the amount recorded is strictly due to the scaling with the lowest graduated federal income tax rate of 15%. There is no state income taxes in the state the Company operates within.

Although the Company has not been made aware of any such examinations being conducted, the past three tax years remain open for federal or state examinations.

(e) Management Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Concentration, Risk and Credit Risk

In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers, are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers. All of the Company revenues originated from its parent company during 2016.

(g) Revenue and Expense Recognition

The Company earns revenue (commissions) from brokerage activities, which are recognized on the day of trade – trade date basis and carried at market value. Fees for underwriting and placement services are recognized when the deal is completed and the income is reasonably determinable. Services Income are earned based on the services performed under an agreement with its parent company.

(h) Recently Issued Accounting Pronouncements

Recently issued accounting pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

(3) Cash – Segregation in Compliance with Federal Regulations

Pursuant to its current status as a broker dealer with FINRA, the Company is required to maintain such funds for regulatory purposes, relating to maintaining cash in a segregated reserve account for the exclusive benefit of its clients.

(4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $459,749 which was $209,749 in excess of its required net capital of $250,000.

(5)Related Party Transactions

During the year 2016, the Company received $299,960 of services income from its Parent Company based on an agreement whereby the Company agreed to perform certain research services.

(6) Commitments and Contingencies

Our offices are located 2901 South Bayshore Drive, Miami, Florida and the Regus Office Suite at 590 Madison Avenue, 21st floor, New York, New York. The Regus office is a virtual office, all utilities except telephone are included under such rental agreement. There is no monthly rent charged for the Florida office. The monthly rent for the New York is in the amount of $310 and is on a month to month basis. Rent expense for the year ended December 31, 2016 was $3,618.

In April 2012, the Company entered into a three year employment agreement with its sole officer, which has been extended an additional three years, ending March 2018.

(7) Subsequent Event

The Company has evaluated subsequent events for the disclosure purposes through February 21, 2017.

SUPPLEMENTAL INFORMATION

SpareBank 1 Capital Markets, Inc.
Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2016

Total stockholder's equity qualified for net capital	$ 459,749
Deductions and/or charges	
Non-allowable assets:	-
Net capital	$ 459,749
Computation of Alternate Net Capital Requirement:	
2% of combined aggregate debit Item as shown in the formula for reserve Requirements pursuant to Rule 15c3-3	$ -
Minimum dollar net capital requirement – the higher of 6 - 2/3% of aggregate indebtedness of $1,732 or $250,000	$ 250,000
Net capital requirement (greater of above)	$ 250,000
Excess net capital	$ 209,749
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ 1,732
Ratio of aggregate indebtedness to net capital	.01 to 1
Net capital, per unaudited December 31, 2016 FOCUS report	$ 459,749
Net audit adjustment	-
Net capital, per December 31, 2016 audited report, as filed	$ 459,749

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part II, as filed and amended by the Company on February 13, 2017.

Schedule II

SpareBank 1 Capital Markets, Inc.

STATEMENT REGARDING SEC RULE 15c3-3

December 31, 2016

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(ii), for A and B. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
SpareBank 1 Capital Markets, Inc.
Miami, Florida

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which SpareBank 1 Capital Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sparebank 1 Capital Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) All customer transactions cleared through another broker dealer on a fully disclosed basis (the "exemption provisions") and (2) SpareBank 1 Capital Markets, Inc. stated that SpareBank 1 Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. SpareBank 1 Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sparebank 1 Capital Markets, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, New York
February 21, 2017

SpareBank 1 Capital Markets, Inc.

2901 South Bayshore Drive, Suite 1E

Miami, FL 33133

February 21, 2017

RBSM LLP
805 Third Avenue, 14th FL
New York, NY 10022

Exemption Report
Re: SpareBank 1 Capital Markets, Inc. year end 2016 Certified Audit

SpareBank 1 Capital Markets, Inc. is operating under the (k)(2)(ii) exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". SpareBank 1 Capital Markets, Inc. if it has any customer transactions, such customer transactions are cleared through another broker dealer on a fully disclosed basis; therefore we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

Robert C. Lau
President and CEO

RBSM LLP
Accountants & Advisors

805 Third Avenue
Suite 1430
New York, NY 10022
212.838.5100
212.838.2676/Fax
www.rbsmllp.com

SEC
Mail Processing
Section
FEB 27 2017
Washington DC
416

February 24, 2017

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Dear Sirs,

At the request of Sparebank 1 Capital Markets, Inc. enclosed are two copies of the annual audit for the year ended December 31, 2016.

Regards,

Brenda Vogt

Brenda Vogt
Cc:Robert Lau